FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2003
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant’s name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [x]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [x]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

GOLD FIELDS REPORTS A RECORD PRODUCTION YEAR
Signatures

MEDIA RELEASE

Gold Fields Limited Reg. 1968/004880/06 24 St Andrews Road Parktown, 2193

Postnet Suite 252 Private Bag X30500 Houghton, 2041 South Africa

Tel +27 11 644-2400 Dir +27 11 644-2460 Fax +27 11 484-0639 www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz Tel +27 11 644-2460 Fax +27 11 484-0639

North America

Cheryl A Martin Tel +303 796-8683 Fax +303 796-8293

GOLD FIELDS REPORTS A RECORD PRODUCTION YEAR

YEAR ENDED 30 JUNE 2003

•	Attributable gold production year on year increases 5 per cent to an all-time high of 4.33 million ounces.

•	Net earnings of R2.95 billion (US$326 million) achieved.

•	Capital expenditure increased 46 per cent to R2.3 billion (US$251 million).

•	Exploration spend up 129 per cent to R212 million (US$23 million).

•	Final dividend of SA 100 cents declared.

•	Offshore debt reduced from US$182 million at the beginning of the year to US$42 million at the end of the year.

QUARTER ENDED 30 JUNE 2003

•	Attributable gold production of 1,041,000 ounces.

•	Strong Rand reduced operating profit 36 per cent to R717 million (US$100 million)

•	Profit on the sale of investments R302 million (US$34 million)

•	Foreign debt of US$95 million repaid during the quarter.

•	Net earnings of R789 million.

•	US Dollar earnings increase 5 per cent to US$98 million.

Johannesburg, 1 August 2003: Gold Fields Limited (JSE and NYSE-GFI) today reported net earnings for the quarter of R789 million (167 cents per share) compared to R805 million (171 cents per share) for the previous quarter and R1,180 (251 cents per share) for last year’s June 2002 quarter. In U.S. Dollar terms, quarterly earnings rose by 5 per cent from US$93 million (US$0.20 per share) to US$98 million (US$0.21 per share), compared to US$112 million (US$0.24 per share) for the prior year’s period. Included in this quarter’s earnings are exceptional items of R272 million (US$31 million), which includes a profit on the sale of investments of R302 million (US$34 million) and exceptional health care costs of R27 million (US$3 million).

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill† (Chief Executive Officer), G J Gerwel, N J Holland† (Chief Financial Officer), J M McMahon†, G R Parker‡, R L Pennant-Rea†, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson   *Canadian, †British, ‡American
Company Secretary: C Farrel

Earnings, excluding exceptional items after taxation as well as the net gains on financial instruments and foreign debt, amounted to R226 million (US$34 million) compared to R476 million (US$58 million) achieved last quarter.

The average Rand/US Dollar exchange rate strengthened 8 per cent during the quarter from 8.38 in the March 2003 quarter to 7.74 this quarter, affecting revenue significantly. In addition, the US Dollar gold price was lower this quarter at US$349 per ounce compared to US$353 per ounce last quarter. The resultant Rand gold price of R86,751 per kilogram is, therefore, 9 per cent lower than the R95,068 per kilogram achieved in the March quarter. This, together with the lower gold sales of 34,244 kilograms (1,101,000 ounces) as compared to 35,257 kilograms (1,134,000 ounces) last quarter, resulted in a decline in revenue from R3,352 million (US$397 million) to R2,971 million (US$383 million). The lower gold sales can be attributed primarily to lower underground grades at Kloof.

On a more positive note, operating costs were maintained at R2,224 million (US$281 million) for the quarter, compared to R2,172 million (US$256 million). However, total cash costs increased from R60,709 per kilogram last quarter to R63,369 per kilogram this quarter. In US Dollar terms, total cash costs increased from US$225 per ounce to US$255 per ounce, mainly due to the stronger Rand, quarter on quarter.

Ian Cockerill, Chief Executive Officer, said, “Despite the strength of the South African Rand, as well as an excessive number of public holidays during the quarter and grade fluctuations at Kloof, it’s a solid set of consistent and credible results for the full financial year and the quarter. Cost control has become an even higher priority, especially at our South African operations, and this is borne out by our operating teams’ ability to limit increases in operating costs to only two per cent during the quarter. As it is our policy of maintaining a strong and unencumbered balance sheet, there was a further significant reduction in offshore debt from US$136 million at the beginning of the quarter to US$42 million at the end of the quarter. In addition, Gold Fields enjoyed the best ever yearly safety performance since its inception in 1998.”

Fiscal Year F2003

For the fiscal year 2003, attributable gold production increased 5 per cent from 4,109,000 ounces to a record 4,334,000 ounces, primarily as a result of the acquisition of the Australian and Damang operations. Revenue increased by 11 per cent in Rand terms (25 per cent in US Dollar terms) from R12,528 million (US$1,230 million) to R13,893 million (US$1,532 million) due to the increase in production and an increase in the gold price from R95,730 to R97,060 per kilogram for the year ended 30 June 2003.

“F2003 was a good year for Gold Fields. All of our operations were fundamentally solid and we have again been able to achieve record production levels. The past year also saw a significant increase in capital and exploration expenditure which, together with our strong balance sheet, positions Gold Fields well for the future,” said Cockerill.

Debt Repayment

As a result of the US$95 million repayment of foreign debt this quarter, the cash balance at the end of June 2003 was R1,041 million (US$134 million), compared to R1,821 million (US$224 million) at the end of March 2003. Debt at the end of June was R324 million (US$42 million) compared to R1,110 million (US$136 million) at the end of the prior quarter.

Operations

Attributable gold production for the June 2003 quarter decreased to 1,041,000 ounces from 1,072,000 ounces in the March 2003 quarter, of which 31 per cent was produced from international operations.

Australia’s production increased 13 per cent. This was due to an increase in tons throughput at St. Ives, where yield was maintained at 2.9 grams per ton. Cash costs achieved were A$338 per ounce (US$221 per ounce). Gold production at Agnew was virtually unchanged at 36,000 ounces, at total cash costs in Australian Dollars of A$440 per ounce (US$286 per ounce) compared to last quarter’s A$449 per ounce (US$272 per ounce). The contribution from the Australian operations to the company’s operating profit increased to 20 per cent from 16 per cent last quarter.

Our operations in Ghana showed a decrease in production of 3 per cent due to a significant release of gold in process in the previous quarter. Total cash costs at Tarkwa were US$213 per ounce, compared to US$202 last quarter; and at Damang total cash costs decreased from US$248 per ounce to US$223.

At the South African operations, production at Driefontein decreased 4 per cent to 286,000 ounces for the quarter. This was due to anticipated lower surface yields compared to the previous quarter as the high-grade surface rock dump has now been depleted. Total cash costs increased by 4 per cent in Rand terms to R63,784 per kilogram (US$256 per ounce) from R61,184 per kilogram (US$227 per ounce) quarter on quarter.

Gold production at Kloof, at 260,000 ounces, was 38,000 ounces lower than the previous quarter because of lower grades and less shifts due to the June quarter public holidays. The decline in grades was exacerbated by short-term mining mix variations. These have been addressed and grades are improving. Total cash costs increased by 17 per cent in Rand terms from R60,315 per kilogram (US$224 per ounce) to R70,516 per kilogram (US$283 per ounce) this quarter.

In the Free State, production at Beatrix increased by 2 per cent to 171,000 ounces from the 168,000 ounces achieved in the March quarter. This increase can be attributed to increased yields at both underground and surface operations. Total cash costs increased 3 per cent in Rand terms to R68,401 per kilogram and increased to US$275 per ounce from US$246 per ounce last quarter due to the stronger Rand.

Black Economic Empowerment Transaction

On 10 June 2003, an announcement was made that a R4.1 billion agreement had been reached with a broad based black empowerment consortium led by Mvelaphanda Resources Limited (Mvela), wherein Mvela was to acquire a beneficial interest of 15 per cent of the South African gold mining assets of Gold Fields. This transaction represents a significant milestone towards Gold Fields meeting its requirements of the Mining Charter.

Mvela is in the process of undergoing a debt raising exercise, and once funding commitments are received, a detailed terms announcement will be made.

Exploration

Exploration has more than doubled to R100 million for the June quarter. This amount includes R43 million in respect of a write-off of expenditure incurred in previous quarters on exploration “farm-in” projects, in which an ownership interest has not yet vested. Notwithstanding this, there has been a deliberate effort to step up our exploration activities. The bulk of the expenditure has been incurred on a diversified pipeline of early stage projects in Africa, Australia, Bulgaria, China and South and Central America. Subject to continued exploration success, and our ability to finance, expenditure is expected to range between US$30 million and US$40 million per annum.

Arctic Platinum Partnership

On the 11th of July Outokumpu announced that it had concluded a transaction with South Atlantic Resources, a Canadian junior mining company, to dispose of it’s 49 per cent interest in the Arctic Platinum Project, for a total consideration of US$31 million. In terms of the Arctic Platinum Partnership Agreement, this disposal is subject to pre-emptive rights in favour of Gold Fields. We are reviewing the opportunity presented under this arrangement and will make an announcement once a decision has been made in respect of whether the pre-emptive rights will be exercised.

September quarter outlook

Gold production is not expected to be materially different in the September 2003 quarter. However, should the Rand/US Dollar exchange rate continue at current levels, this, together with the higher than inflation wage increases, is expected to further erode margins. In addition, the profit generated on sales of investments this quarter, will not be repeated in the September quarter and at the current Australian Dollar exchange rate gains will not be generated on the currency financial instruments. As a consequence of the above factors, earnings are expected to be sharply lower in the September 2003 quarter.

Dividend

A dividend has been declared payable to all shareholders as follows:

Final Dividend (Final = fiscal year end)	100 SA cents
Last date to trade “CUM” dividend:	15 August 2003
Sterling and US Dollar conversation date:	18 August 2003
Commence trading “EX” dividend:	18 August 2003
Record date:	22 August 2003
Payment date:	25 August 2003

The dividend results in a payout of 59 per cent for the year based on net earnings excluding gains and losses on financial instruments and foreign debt as well as exceptional items. Most of the gains on the instruments are unrealised and the realised gains, together with the exceptional gains, being mainly profits on sale of investments, have been applied to debt reduction. The dividend was also influenced by the significant capital expenditure of R2.3 billion for the year.

Gold Fields is the world’s largest unhedged gold company, with annual attributable gold production of 4.3 million ounces and attributable Mineral Resources of 187 million ounces and Mineral Reserves of 79 million ounces. It has operations in South Africa, Australia and Ghana (West Africa) and gold and platinum group metals exploration projects throughout the world. The principal trading market for the Company’s ordinary shares is the Johannesburg Securities Exchange in South Africa (GFI). The company’s American Depositary shares are listed on the New York Stock Exchange, also under the symbol GFI, as well as being listed on the London, Euronext, Paris, Brussels, and Swiss exchanges.

FULL RESULTS AVAILABLE AT
WWW.GOLDFIELDS.CO.ZA

SALIENT FEATURES

SA Rand								US Dollars

Year ended		Quarter						Quarter			Year ended

June	June	June	March	June				June	March	June	June	June
2002	2003	2002	2003	2003				2003	2003	2002	2003	2002

127,812	134,813	36,046	33,340	32,380	kg	Gold produced*	oz (000)	1,041	1,072	1,159	4,334	4,109
56,662	61,766	57,935	60,709	63,369	R/kg	Total cash costs	$/oz	255	225	171	212	173
36,953	42,988	11,014	10,792	10,925	000	Tons milled	000	10,925	10,792	11,014	42,988	36,953
95,730	97,060	105,024	95,068	86,751	R/kg	Revenue	$/oz	349	353	311	333	292
213	213	207	201	204	R/ton	Operating costs	$/ton	26	24	20	23	21
4,785	4,741	1,610	1,126	717	Rm	Operating profit	$m	100	135	157	523	470
3,073	2,953	1,180	805	789	Rm	Net	$m	98	93	112	326	301
662	626	251	171	167	SA c.p.s.	earnings	US c.p.s.	21	20	24	69	65
2,590	2,011	845	476	226	Rm	Net earnings excluding gains and losses on financial instruments and foreign debt net of cash and	$m	34	58	80	222	254
558	426	180	101	48	SA c.p.s.	exceptional items	US c.p.s.	8	12	17	47	55

*Attributable — All companies wholly owned except for Ghana (71.1%).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 6 August 2003

	By:	Name: Mr W J Jacobsz Title: Senior Vice President: Investor Relations and Corporate Affairs